Exhibit 99.1

FERRARI N.V.: COMPLETION OF THE SIXTH TRANCHE OF THE DISCLOSED MULTI-YEAR SHARE REPURCHASE PROGRAM

Maranello (Italy), May 30, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the sixth tranche of the common share buyback program announced on March 3, 2022 (“Sixth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the New York Stock Exchange (NYSE) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*
20/05/2022	NYSE	3,417	189.5132	647,566.60	612,240.34
Total	—	3,417	189.5132	647,566.60	612,240.34

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of the Sixth Tranche of the buyback program dated March 3, 2022 till May 27, 2022, the total invested consideration has been:
•Euro 99,999,990.00 for No. 527,592 common shares purchased on the EXM
•USD 21,438,265.62 (Euro 19,999,873.91*) for No. 112,771 common shares purchased on the NYSE.

With the purchases described above the Company has completed the Sixth Tranche of the Program announced on March 3, 2022.

On May 25, 2022 the Company assigned to certain employees of Ferrari Group No. 6,643 common shares held in treasury. On the same day Ferrari purchased in a “cross order” transaction executed on the EXM No. 3,185 common shares from those employees in order to cover their individual's taxable income as is standard practice (Sell to Cover) at the average price of Euro 176.5500 per share.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

As of May 27, 2022, the Company held in treasury No. 11,065,110 common shares equal to 4.30% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until May 27, 2022, the Company has purchased a total of 5,948,850 own common shares on EXM and NYSE, excluding transactions for Sell to Cover, for a total consideration of Euro 923,420,430.45.

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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